UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 8, 2011

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33982	84-1288730
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events

On March 8, 2011 the Company announced that Greg Maffei, President and CEO of Liberty Media, will be presenting at the 2011 Lazard Capital Markets Annual Technology and Media Conference on Tuesday, March 15th at 8:00 a.m. Eastern Time at The Four Seasons Hotel in Boston, MA. During his presentation, Mr. Maffei may make observations regarding the company’s financial performance and outlook and may discuss the previously announced split-off of the Liberty Capital and Liberty Starz tracking stock groups.

Item 9.01.  Financial Statements and Exhibits

(d)  Exhibits

Exhibit No.	Name

99.1	Press Release dated March 8, 2011 - Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 9, 2011

LIBERTY MEDIA CORPORATION

By:	/s/ Wade Haufschild
Name: Wade Haufschild
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Name

99.1	Press Release dated March 8, 2011 - Earnings Release

Exhibit 99.1

LIBERTY MEDIA CORPORATION TO PRESENT AT THE LAZARD CAPITAL MARKETS ANNUAL TECHNOLOGY AND MEDIA CONFERENCE

Englewood, Colo, Mar. 8 - Liberty Media Corporation (Nasdaq: LCAPA, LCAPB, LINTA, LINTB, LSTZA, LSTZB) announced that Greg Maffei, President and CEO of Liberty Media, will be presenting at the 2011 Lazard Capital Markets Annual Technology and Media Conference on Tuesday, March 15th at 8:00 a.m., Eastern Time at The Four Seasons Hotel in Boston, MA.  During his presentation, Mr. Maffei may make observations regarding the company’s financial performance and outlook and may discuss the previously announced split-off of the Liberty Capital and Liberty Starz tracking stock groups.

The presentation will be broadcast live via the Internet.  All interested persons should visit the Liberty Media Corporation website at http://www.libertymedia.com/events to register for the webcast.  An archive of the webcast will also be available on this website for 30 days.

About Liberty Media Corporation

Liberty Media owns interests in a broad range of electronic retailing, media, communications and entertainment businesses.  Those interests are attributed to three tracking stock groups: (1) the Liberty Interactive group (Nasdaq: LINTA, LINTB), which includes Liberty Media’s interests in QVC, Provide Commerce, Backcountry.com, Celebrate Interactive, Bodybuilding.com  and Expedia, (2) the Liberty Starz group (Nasdaq: LSTZA, LSTZB), which includes Liberty Media’s interest in Starz, LLC, and (3) the Liberty Capital group (Nasdaq: LCAPA, LCAPB), which includes all businesses, assets and liabilities not attributed to the Interactive group or the Starz group including its subsidiaries the Atlanta National League Baseball Club, Inc., and TruePosition, Inc., Liberty Media’s interest in SIRIUS XM Radio, Inc., and minority equity investments in Live Nation, Time Warner Inc. and Viacom.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty’s tracking stocks.  The offer and sale of shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein (preliminary filings of which have been made with the SEC), because they will contain important information about the split-off.  Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding the directors and executive officers of each of Liberty and the split-off entity and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials filed with the SEC (preliminary filings of which have been made with the SEC).

Contact:

Courtnee Ulrich

720-875-5420